Exhibit (a)(5)(j)

GlaxoSmithKline Extends Tender Offer for TESARO, Inc.

London, UK — January 15, 2019 — GlaxoSmithKline plc (LSE/NYSE: GSK) (“GSK”) today announces that its indirect wholly-owned subsidiary Adriatic Acquisition Corporation (“AAC”) has extended the expiration date of the previously announced cash tender offer to purchase all of the issued and outstanding shares (each a “Share” and collectively, “Shares”) of common stock of TESARO, Inc. (NASDAQ: TSRO) (“TESARO”) to 6:00 P.M., Eastern Time, on January 18, 2019, unless further extended. The extension allows for the expiration of the one (1)-month statutory review period contemplated by the German Act against Restraints of Competition, which is scheduled to expire at 11:59 P.M., Central European Time, on January 18, 2019. The extension also allows for the expiration of the four (4) week review period contemplated by the Austrian Cartel Act, which is scheduled to expire at 11:59 P.M., Central European Time, on January 15, 2019. The tender offer was previously scheduled to expire at one (1) minute past 11:59 P.M., Eastern Time, on January 14, 2019. GSK and AAC expect the tender offer will be consummated promptly following the expiration date (as extended by AAC), subject to the satisfaction of the remaining conditions to the consummation of the tender offer.

Computershare Trust Company, N.A., as the depositary for the tender offer, has advised AAC that, as of one (1) minute past 11:59 P.M., Eastern Time, on January 14, 2019, 46,743,017 Shares were tendered pursuant to the tender offer, which represented approximately 77.2% of the issued and outstanding Shares as calculated in accordance with the Agreement and Plan of Merger, dated December 3, 2018 (the “Merger Agreement”), among GSK, AAC and TESARO. Stockholders who have already tendered their Shares into the tender offer do not have to re-tender their Shares or take any other action as a result of the extension of the expiration date.

The completion of the tender offer is conditioned upon the tender by TESARO stockholders of at least one Share more than 50% of the issued and outstanding Shares (as calculated pursuant to the terms of the Merger Agreement), as well as other important conditions specified in the Schedule TO filed by GSK, GlaxoSmithKline LLC (“GSK LLC”) and AAC with the Securities and Exchange Commission (the “SEC”) on December 14, 2018.

Important Notices

This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell securities. On December 14, 2018, GSK, GSK LLC and AAC filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described in this communication. Holders of Shares are urged to read the tender offer statement (as it may be updated and amended from time to time) and the Schedule 14D-9 filed by TESARO as they contain important information that holders of Shares should consider before making any decision regarding tendering their Shares. These materials will be made available to TESARO’s stockholders at no expense to them by Innisfree M&A Incorporated, the Information Agent, for the tender offer. In addition, the tender offer statement and other documents filed by GSK and TESARO with the SEC are available for free at the SEC’s website at www.sec.gov.

This release is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. This release has been prepared by GSK. No representation or warranty (express or implied) of any nature is given, nor is any responsibility or liability of any kind accepted, with respect to the truthfulness, completeness or accuracy of any information, projection, statement or omission in this release. This release does not constitute, nor does it form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or any issuance, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of any securities. This release does not constitute investment, legal, tax, accountancy or other advice or a recommendation with respect to such securities, nor does it constitute the solicitation of any vote or approval in any jurisdiction. There shall not be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction (or under exemption from such requirements).

The Depositary for the tender offer is Computershare Trust Company, N.A. For all questions relating to the tender offer, please call the Information Agent, Innisfree M&A Incorporated toll-free at (888) 750-5834; banks and brokers may call collect at (212) 750-5833 or either Dealer Manager, PJT Partners LP at (212) 551-2564 or Merrill Lynch, Pierce, Fenner & Smith, Incorporated toll-free at (888) 803-9655.

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

GSK enquiries:

UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)

	Tim Foley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)

	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)

	Danielle Smith	+44 (0) 20 8047 7562	(London)

	James Dodwell	+44 (0) 20 8047 2406	(London)

	Mel Foster-Hawes	+44 (0) 20 8047 0674	(London)

	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statements regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D Principal risks and uncertainties in the company’s Annual Report on Form 20-F for 2017. Guidance and Group Outlooks are given on the bases set out on pages 37 and 38 of GSK’s Q3 2018 results, including definitions of CER growth and Adjusted results.

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